UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For March 10, 2005

   Carmanah Technologies Corporation

1304 - 925 West Georgia St., Vancouver, B.C.   V6C 3L2

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F    X

Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]    Yes       X               No

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):  0-30052

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

      Carmanah Technologies Corporation

(Registrant)

"Peeyush K. Varshney"

Date: March 10, 2005

_____________________________________

Mr. Peeyush K. Varshney, Corporate Secretary

This is the form of material change report required under Section 85(1) of the Securities Act.

BC FORM 53-901F

(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.

Reporting Issuer

Carmanah Technologies Corporation

Cathedral Place

Suite 1304 – 925 West Georgia Street

Vancouver, BC V6C 3L2

Item 2.

Date of Material Change

March 9, 2005

Item 3.

Press Release

March 9, 2005, at Vancouver, BC, Canada.

Item 4.

Summary of Material Change

Carmanah Technologies Corporation is announces financial results for 2004.

Item 5.

Full Description of Material Change

See attached press release.

Item 6.

Reliance on Section 85(2) of the Act

N/A

Item 7.

Omitted Information

None

Item 8.

Senior Officers

The following senior officers of the Issuer are knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Art Aylesworth                         Peeyush Varshney

President                                 Corporate Secretary

(250) 380-0052                        (604) 629-0264

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated this 9th day of March, 2005.	“Peeyush K. Varshney”
Peeyush K. Varshney
Name Corporate Secretary
Position / Title Vancouver, B.C.
Place of Declaration

FOR IMMEDIATE RELEASE

Wednesday, March 9, 2005

(No.2005-03-05)

CARMANAH ANNOUNCES FINANCIAL RESULTS FOR 2004

Record Annual Revenue and Net Earnings

Victoria, British Columbia, Canada - March 9, 2005 – Carmanah Technologies Corporation (TSX Venture: CMH) is pleased to announce its audited results for the year ended December 31, 2004.

Highlights for 2004:

  Annual revenue of $15,895,041, up 72% from 2003, and consistent with historical average five year revenue growth rate of 68% per year

  Net earnings of $592,823, up from a loss of $126,394 in 2003

  EBITDA of $1,005,542, up from $283,784 in 2003

  Record outstanding orders of $1.6 million at year end

  Net working capital of $11,759,089 at year end, up from $4,168,728 at 2003 year end

“2004 was another exceptional year for Carmanah, with success in each of the Company’s vertical markets.” states Art Aylesworth, Carmanah’s CEO.  “Sales in the marine market continue to be strong and we are pleased to see the significant growth in our other verticals.  This provides the Company with a better balance of revenues, reducing dependence on any one market segment.”

Increasing demand within the Aviation and Transit markets generated revenues in excess of $7 million in 2004, representing a 112% increase over 2003.  The investment incurred to expedite the Company’s rollout of new products into the roadway market was rewarded with a 223% increase in sales over 2003. Sales of Carmanah’s LED signs gained momentum throughout the year with record order levels in the system at year end.

“We are very pleased to see increased sales and diversification across each of the Company’s vertical markets in 2004.  The increased customer base this brings will position the Company well for continued growth in 2005 and beyond,” states Aylesworth.

SUMMARY OF RESULTS FOR 2004

Carmanah’s total revenues for the 12 months ended December 31, 2004 increased 72% to $15,895,041, compared with $9,220,018 for the preceding year.  Revenues were derived from the sale of its existing product line of solar-powered LED lighting illumination products to the marine, aviation, transit and roadways markets through the Company’s operating subsidiary, Carmanah Technologies, Inc. (“CTI”), as well as from the sale of LED edge-lit signs through the Company’s operating subsidiary, Carmanah Signs, Inc. (“CSI”).  Sales were sourced through a worldwide distribution network and direct sales efforts within these two operating subsidiaries.  CTI contributed $13,305,702 to the Company’s overall revenues for the 12 months ended December 31, 2004, as compared to $8,419,917 for the same period in 2003.  CSI sales totaled $2,589,339 for the year.

While Carmanah is pleased with this exceptional growth in 2004, the decline of the US dollar continues to impact the Company’s top line revenues.  The Company worked to counteract this impact by entering into foreign exchange hedge contracts, by selling in alternative currencies, and by monitoring the volatile US dollar when preparing quotes on custom orders that provide flexibility from fixed pricing.  However, despite the actions and initiatives taken, the declining US dollar reduced the Company’s reported revenues for 2004 by approximately $1 million.

Also, the Company’s edge-lit sign business (acquired in October 2003) was slow to ramp up its sales in early 2004.  However, once the challenges facing this area of the Company were addressed (in second quarter), the Company saw positive results and increased sales momentum through the latter half of the year.  Revenue increased from $1 million in the first six months of 2004, to $1.589 million in the last six months of 2004, providing a total of $2.589 million for the year.

Management is pleased to announce that outstanding orders at the end of 2004 were at a record high of $1.6 million, indicating continued sales momentum into 2005.  This is an increase of 46% in the amount of outstanding orders at the end of 2004 compared to the previous year.

Cost of sales was $7,655,700 (48% of revenue) for the year ended December 31, 2004, resulting in a gross profit margin of 52%.  In comparison, cost of sales was $4,455,250 (48% of revenue) for the year ended December 31, 2003 resulting in a gross profit margin of 52%.  Cost of sales includes labor, material, material burden and other manufacturing costs.  The Company’s cost of sales and gross profit margins are affected by a number of variables, including:  ratio of direct sales to distributor sales, purchasing volumes and practices, and foreign exchange fluctuations.  These factors are continually monitored to maintain gross profit margins above 50%.

Wages and benefits expense represents the Company’s Sales and Marketing, Operations, Finance and Administration departments.  For the year ended December 31, 2004, wages and benefits increased 67% to $3,509,101, compared with $2,095,609 in 2003.  The increase of $1,413,492 is the result of $555,000 in additional wage expenses from the CSI acquisition, $319,035 stock based compensation expense, and an increase in sales and administrative staff in support of overall sales growth.  As a percentage of sales, total wages and benefits for the 2004 represents 22% of sales, compared to 23% for 2003.

Office and administration expenses in 2004 were $1,423,744, representing a 69% increase over 2003 at $844,706.  The increase is the result of $228,000 in additional office and administrative expenses from the CSI acquisition, as well as an overall increase in support of sales and personnel growth.   As a percentage of sales, office and administration expenses remained unchanged from 2003 to 2004, at 9%.

Sales and marketing expenses in 2004 were $1,341,112, representing a 78% increase over 2003 at $753,360.  This increase of $587,752 is the result of $286,000 increased expenses resulting from the CSI acquisition, as well as increased investment in emerging markets such as transit, aviation, roadways and LED edge-lit signage where returns are starting to be realized.  As a percentage of sales, sales and marketing expenses have remained at 8% for the years 2003 and 2004.

During 2004, research and development expenses of $959,842 (net of $71,228 grant and $316,000 SRED Investment Tax Credit) represented a 22% increase over $787,309 (net of $286,038 grant) in the previous year.  The grant was from Sustainable Development Technology Canada and reimbursed up to $500,000 for certain research and development costs incurred to develop and commercialize specific projects.  The final project milestone was completed on December 31, 2004 resulting in booking the final recovery of $71,228 against eligible project expenses.  The SRED Investment Tax Credits in the amount of $316,000 were the result of credits generated from  research and development expenses, and recoverable as an offset to income taxes payable on CTI’s taxable income.

The Company’s growth in research and development was the result of increased staffing levels in an effort to invest in the development of new product offerings, including solar-powered LED bus stops, shelters and crosswalks for new market sectors, as well as existing product enhancements.  As a percentage of sales, gross research and development expenses were 9% of sales, down from 12% for the same period in 2003.

Income tax expense in the amount of $114 is comprised of $316,000 current tax expense on CTI taxable income, less a $315,886 recovery generated by future income tax assets.

Net earnings for 2004 were $592,823 as compared to a loss of $126,394 for the same period in 2003.  In 2004, the Company retroactively adopted the fair value based method for stock-based compensation resulting in a decrease in 2003 net earnings previously reported from $22,843 to a loss of $126,394 for the year ended December 31, 2003.  Earnings before interest, taxes, depreciation and amortization (EBITDA) were $1,005,542 for the year ended December 31, 2004 as compared to $283,784 for the year ended December 31, 2003.

Carmanah's cash and cash equivalents at December 31, 2004 were $901,411, compared to $1,693,069 at December 31, 2003.  This $791,658 decrease was primarily the result of $96,809 of cash used in operating activities and $7,475,144 of cash used in investing activities, plus $6,780,295 of cash provided by financing activities.  Net working capital at the end of 2004 was $11,759,089, with a current ratio of 4.6:1 and $13,755 of non-current debt obligations.

The overall performance of Carmanah for 2004 was strong despite the fluctuations in the US dollar and slower than anticipated sales in the LED edge-lit sign market during the first half.  The Company’s continued sales growth year after year, healthy and stable gross margins, increased net profits, and strong balance sheet offer support for the Company’s ongoing strategy of aggressive business development in new markets, and position the Company to grow and expand into 2005 and beyond.

On Behalf of the Board of Directors,

Carmanah Technologies Corporation

“ Praveen Varshney “

Praveen Varshney, Director

For further information, please contact:

Investor Relations: Mr. Mark Komonoski, Director Investor Relations Tel: (403) 861-8384 Toll-Free: 1-800-665-3749 mkomonoski@carmanah.com	Media: Mr. David Davies Tel: (250) 382-4332 ddavies@carmanah.com

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.  These risks and uncertainties are described under the caption "Note Regarding Forward-looking Statements" and "Key Information - Risk Factors" and elsewhere in Carmanah’s Annual Report for the fiscal year ended December 31, 2003, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference.  These risks and uncertainties are also described under the caption "Risk Factors" in Carmanah’s Annual Information Form dated December 31, 2003, as filed with the British Columbia Securities Commission and which are incorporated herein by reference.  Carmanah does not assume any obligation to update the forward-looking information contained in this press release.

CARMANAH TECHNOLOGIES CORPORATION

Consolidated Balance Sheets
(Expressed in Canadian dollars)

December 31, 2004 and 2003
	2004	2003
Assets

Current assets:
Cash and cash equivalents	$901,411	$1,693,069
Short-term investments	6,850,000	-
Accounts receivable, net	2,385,728	2,698,061
Inventories	2,758,250	1,904,872
Receivable from forward foreign exchange contracts	1,834,350	-
Prepaid expenses and deposits	271,337	53,376
	15,001,076	6,349,378

Equipment and leasehold improvements, net	1,072,434	871,683
Intangible assets, net	170,484	190,320
Goodwill	3,072,173	3,072,173
Future income taxes	550,000	190,114
	$19,866,167	$10,673,668
Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities	$1,327,693	$1,648,841
Payable under forward foreign exchange contracts	1,803,300	-
Deferred revenue	45,421	71,228
Future income taxes	44,000	-
Current portion of obligations under capital leases	21,573	55,435
Bank loan	-	383,332
Current portion of long-term debt	-	21,814
	3,241,987	2,180,650

Long-term debt	-	33,325
Obligations under capital leases	13,755	71,656
	3,255,742	2,285,631
Shareholders’ equity:
Share capital	16,322,119	8,924,722
Contributed surplus	610,690	378,522
Deficit	(322,384)	(915,207)
	16,610,425	8,388,037
	$19,866,167	$10,673,668

CARMANAH TECHNOLOGIES CORPORATION

Consolidated Statements of Operations and Deficit
(Expressed in Canadian dollars)

Years ended December 31, 2004, 2003 and 2002
	2004	2003	2002
Sales	$15,895,041	$9,220,018	$6,468,899

Cost of sales	7,655,700	4,455,250	2,808,745
	8,239,341	4,764,768	3,660,154
Operating expenses:
Wages and benefits	3,509,101	2,095,609	1,541,881
Office and administration	1,423,744	844,706	684,531
Sales and marketing	1,341,112	753,360	533,041
Research and development	959,842	787,309	543,051
Bank charges and interest	97,531	91,537	49,086
Amortization of:
Equipment and leasehold improvements	400,439	209,416	140,014
Deferred development costs	-	-	216,895
Intangible assets	41,063	20,270	9,091
	7,772,832	4,802,207	3,717,590
Operating income (loss)	466,509	(37,439)	(57,436)

Other income (expense):
Interest and other income	126,428	30,954	51,364
Write-down of advances receivable	-	(111,502)	-
	126,428	(80,548)	51,364
Earnings (loss) before income taxes	592,937	(117,987)	(6,072)

Income tax expense (recovery):
Current	316,000	-	-
Future	(315,886)	8,407	(18,000)
	114	8,407	(18,000)
Net earnings (loss)	592,823	(126,394)	11,928

Deficit, beginning of year, as previously reported	(741,505)	(764,348)	(800,741)

Adjustment to reflect change in accounting for stock compensation expense	(173,702)	(24,465)	-
Deficit, beginning of year, restated	(915,207)	(788,813)	(800,741)
Deficit, end of year	$(322,384)	$(915,207)	$(788,813)
Earnings (loss) per share - basic and fully diluted	$0.02	$(0.01)	$0.00
Weighted average number of shares outstanding:
Basic	30,116,949	22,826,155	19,650,884
Diluted	32,055,307	23,743,404	20,562,279

CARMANAH TECHNOLOGIES CORPORATION

Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

Years ended December 31, 2004, 2003 and 2002
	2004	2003	2002
Cash provided by (used in):
Operations:
Net earnings (loss)	$592,823	$(126,394)	$11,928
Items not involving cash:
Amortization	441,502	229,686	366,000
Loss on disposal of capital assets	2,727	-	-
Write-down of advances receivable	-	111,502	-
Stock-based compensation	319,035	176,525	24,465
Future income tax expense (recovery)	(315,886)	8,407	(18,000)
Changes in non-cash working capital:
Accounts receivable	312,333	(756,030)	(983,934)
Inventories	(853,378)	(475,947)	(470,227)
Prepaid expenses and deposits	(217,961)	12,106	(16,736)
Accounts payable and accrued liabilities	(321,147)	163,495	606,138
Forward foreign exchange contracts	(31,050)	-	-
Deferred revenue	(25,807)	52,402	11,042
	(96,809)	(604,248)	(469,324)
Investing:
Short-term investments	(6,850,000)	-	-
Purchase of equipment and leasehold improvements	(603,917)	(304,379)	(269,428)
Purchase of intangible assets	(21,227)	(9,172)	(13,757)
Cash acquired upon acquisition of AVVA Technologies Inc., net of acquisition costs	-	(59,467)	-
Repayments of advances receivable	-	28,500	22,628
Proceeds on disposal of equipment	-	-	4,600
	(7,475,144)	(344,518)	(255,957)
Financing:
Proceeds on share issuances	7,813,684	2,075,029	237,600
Share issuance costs	(503,153)	(177,282)	(11,010)
Bank loan	(383,332)	116,147	110,000
Repayment of long-term debt	(55,139)	(21,684)	(43,114)
Principal payments on obligations under capital leases	(91,765)	(29,475)	(24,912)
Proceeds from issuance of long-term debt	-	-	75,000
	6,780,295	1,962,735	343,564
Increase (decrease) in cash and cash equivalents	(791,658)	1,013,969	(381,717)

Cash and cash equivalents, beginning of year	1,693,069	679,100	1,060,817
Cash and cash equivalents, end of year	$901,411	$1,693,069	$679,100
Supplemental cash flow information:

Cash during the year for:
Bank charges and interest paid	$97,531	$188,632	$127,569
Non-cash investing and financing activities:
Acquisition of equipment through capital lease	-	-	66,392
Shares/stock options issued for services:
Share issue costs	138,200	38,198	-
Shares issued on exercise of stock options and broker warrants	225,066	93,377	-
Shares, options and warrants issued to acquire non-cash assets of AVVA Technologies Inc.	-	3,873,371	-

This is the form of material change report required under Section 85(1) of the Securities Act.

BC FORM 53-901F

(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.

Reporting Issuer

Carmanah Technologies Corporation

Cathedral Place

Suite 1304 – 925 West Georgia Street

Vancouver, BC V6C 3L2

Item 2.

Date of Material Change

March 11, 2005

Item 3.

Press Release

March 11, 2005, at Vancouver, BC, Canada.

Item 4.

Summary of Material Change

Carmanah Technologies Corporation wishes to announce that it has granted to an officer and a consultant an aggregate of 125,000 stock options at a price of $2.75 per share expiring March 10, 2010.

Item 5.

Full Description of Material Change

See attached press release.

Item 6.

Reliance on Section 85(2) of the Act

N/A

Item 7.

Omitted Information

None

Item 8.

Senior Officers

The following senior officers of the Issuer are knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Art Aylesworth                         Peeyush Varshney

President                                 Corporate Secretary

(250) 380-0052                        (604) 629-0264

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated this 10th day of March, 2005.	“Peeyush K. Varshney”
Peeyush K. Varshney
Name Corporate Secretary
Position / Title Vancouver, B.C.
Place of Declaration

FOR IMMEDIATE RELEASE

Wednesday, March 10, 2005

(No.2005-03-06)

CARMANAH GRANTS STOCK OPTIONS

Victoria, British Columbia, Canada – Thursday, March 10, 2005 - Carmanah Technologies Corporation (TSX Venture: CMH) wishes to announce that it has granted to an officer and a consultant an aggregate of 125,000 stock options at a price of $2.75 per share expiring March 10, 2010.

About Carmanah

Carmanah is an award-winning manufacturer of proprietary LED-based lighting and illumination products for the public transit, roadway, marine, aviation, industrial worksite, and illuminated signage markets.  The Company has more than 110,000 solar-powered LED lighting installations and 50,000 LED-illuminated sign installations in 110 countries.  The shares of Carmanah Technologies Corporation are publicly traded on the TSX Venture Exchange under the symbol "CMH" and on the Berlin and Frankfurt Stock Exchanges under the symbol "QCX".  For more information, please visit www.carmanah.com.

On Behalf of the Board of Directors,

Carmanah Technologies Corporation

“ Praveen Varshney “

Praveen Varshney

Director

For further information, please contact:

Investor Relations: Mr. Mark Komonoski, Director Investor Relations Tel: (403) 861-8384 Toll-Free: 1-800-665-3749 mkomonoski@carmanah.com	Media: Mr. David Davies Tel: (250) 382-4332 ddavies@carmanah.com

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.  These risks and uncertainties are described under the caption "Note Regarding Forward-looking Statements" and "Key Information - Risk Factors" and elsewhere in Carmanah’s Annual Report for the fiscal year ended December 31, 2003, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference.  Carmanah does not assume any obligation to update the forward-looking information contained in this press release.

Suite 1304-925 West Georgia St., Vancouver, BC, Canada   V6C 3L2

Phone (604) 629-0264 Toll Free 1-866-629-0264

Fax (604) 682-4768   e-mail: investors@carmanah.com